6400 S Fiddlers Green Circle, Suite 1970 Greenwood Village CO 80111 Phone: 720-488-1711 Fax: 720-488-1722
January 10, 2007
BY FACSIMILE (202) 772-9218 AND EDGAR
Ms. Pamela A. Long
Securities And Exchange Commission
100 F Street
Mail Stop 7010
Washington, D.C. 20549

Re:	Lifevantage Corporation
Registration Statement on Form SB-2/A
Filed December 29, 2006
File No.333-126288
Dear Ms. Long:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lifevantage Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Time on Friday, January 12, 2007, or at such later time as the Company may request by telephone to the Commission.
     The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Long
January 10, 2007

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you or any member of the Staff has comments or questions, please contact our counsel at Patton Boggs, LLP, Alan Talesnick at (303) 894-6378 or Melissa Mong at (303) 894-6131.
Very truly yours,
LIFEVANTAGE CORPORATION

By:	/s/ Gerald J. Houston
Gerald J. Houston, Chief Financial Officer

cc:	Mr. Craig Slivka
Alan L. Talesnick, Patton Boggs, LLP